OraSure Technologies, Inc.

220 East First Street

Bethlehem, PA 18015

May 1, 2024

VIA EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeanne Baker, Al Pavot

Re:	ORASURE TECHNOLOGIES INC

Form 10-K filed March 11, 2024

Item 2.02 Form 8-K filed February 27, 2024

Response filed April 10, 2024

File No. 001-16537

Dear Ladies and Gentlemen:

OraSure Technologies, Inc. (the “Company,” “we,” “us” or “our”) is submitting this letter in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated April 26, 2024 (the “Comment Letter”), relating to the Company’s Form 10-K for the fiscal year ended December 31, 2023 filed with the Commission on March 11, 2024 (the “Form 10-K”) and the Company’s Current Report on Form 8-K filed with the Commission on February 27, 2024. For your convenience, the Staff’s comment is reproduced in bold type below, followed by the Company’s response thereto.

Item 2.02 Form 8-K filed February 27, 2024

Exhibit 99.1

Orasure Technologies GAAP to Non-GAAP Reconcilation, page 10

1.

We note your response to prior comment 2. The underlying facts and circumstances that lead to the inventory reserve adjustments, including your decision to terminate the manufacturing of your Covid-19 products in Thailand, do not appear to be outside the normal course of your operations. With reference to Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures, please confirm that you will no longer exclude these inventory impairments from your non-GAAP measures.

May 1, 2024

Response:

We respectfully acknowledge the Staff’s comment and hereby confirm that we will no longer exclude these inventory impairments from our non-GAAP measures in future filings and disclosures.

2.

We note that you include an adjustment for accelerated depreciation in your determination of non-GAAP cost of goods sold, gross margin, operating income, net income (loss) and earnings (loss) per share. Confirm that you will no longer exclude accelerated depreciation from your non-GAAP measures. While the useful lives of the machinery and equipment utilized for InteliSwab® production in Thailand were shortened, the assets continued to contribute to revenue generation through the end of their useful lives.

Response:

We respectfully acknowledge the Staff’s comment and hereby confirm that we will no longer exclude accelerated depreciation from our non-GAAP measures in future filings and disclosures.

If you or any other member of the Staff have any questions regarding the foregoing responses, would like to discuss any of the matters covered in this letter, or otherwise require additional information, please do not hesitate to contact the undersigned at (732) 841-5623.

Sincerely,

/s/ Kenneth McGrath
Kenneth McGrath
Chief Financial Officer

cc:	Carrie Eglinton Manner, President and Chief Executive Officer, OraSure Technologies, Inc.

Stefano Taucer, General Counsel & Corporate Secretary, OraSure Technologies, Inc.

Rachael M. Bushey, Goodwin Procter LLP

Justin M. Platt, Goodwin Procter LLP